                                 EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH
                UP TO 3,000 UNITS OF LIMITED PARTNERSHIP INTEREST
                                       OF
                        PAINEWEBBER R&D PARTNERS II, L.P.
                                       AT
                               $6,000 NET PER UNIT
                                       BY
                              PHARMAINVEST, L.L.C.

         PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C, a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), hereby offer to purchase up to 3,000 outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"), representing 36.3% of the Partnership, for cash consideration per Unit of $6,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after March 3, 1999 and prior to either the date on which the Purchaser pays the Purchase Price for the tendered Units in the case of a distribution of cash or, in the case of a distribution of assets, the date assets are to be assigned to the Purchaser. This Offer is made to all limited partners of record of the Partnership (each a "Holder").
                                 ---------------

              THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
             MIDNIGHT, NEW YORK CITY TIME ON MARCH 31, 1999, UNLESS
                             THE OFFER IS EXTENDED.

                                 ---------------

AS OF THE DATE OF THIS OFFER, THE GENERAL PARTNER OF THE PARTNERSHIP, PAINEWEBBER TECHNOLOGIES II, L.P., HAS NOT MADE ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING HIS OR HER UNITS. NO LATER THAN 10 BUSINESS DAYS FROM THE DATE OF THIS OFFER, THE GENERAL PARTNER IS REQUIRED BY LAW TO ISSUE A STATEMENT THAT (I) THE PARTNERSHIP ACCEPTS OR REJECTS THE OFFER, (II) THE PARTNERSHIP EXPRESSES NO OPINION AND IS REMAINING NEUTRAL TOWARD THE OFFER OR (III) THE PARTNERSHIP IS UNABLE TO TAKE A POSITION WITH RESPECT TO THE OFFER.
                                 ---------------

THE OFFER IS NOT CONDITIONED UPON ANY NUMBER OF UNITS BEING TENDERED. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PURCHASER BEING SATISFIED, PRIOR TO THE EXPIRATION DATE, IN ITS REASONABLE DISCRETION THAT, UPON PURCHASE OF THE UNITS PURSUANT TO THE OFFER, IT OR ITS NOMINEE WILL HAVE FULL RIGHTS TO OWNERSHIP AS TO ALL SUCH UNITS AND THAT THE GENERAL PARTNER WILL CONSENT TO THE TRANSFERS, THE FUNDS AND/OR THEIR NOMINEE BECOMING ASSIGNEES OF THE PURCHASED UNITS AND A SUBSTITUTE LIMITED PARTNER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 1, 2 AND 14 OF THIS OFFER TO PURCHASE.

EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

                                 ---------------

                                    IMPORTANT

         Any Holder wishing to tender all or a portion of his or her Units should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at its address set forth on the back cover of this Offer to Purchase and tender those Units pursuant to the procedures for transfer set forth in
Section 3 hereof, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the Holder. Any Holder whose Units are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the Holder wishes to tender such Units.

         There is no established trading market for the Units. The Purchase Price has been established by the Purchaser, in its reasonable discretion. No independent opinion, report or appraisal related to the valuation of the Units has been obtained by the Purchaser.

         Questions and requests for assistance may be directed to the Information Agent or the Purchaser at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or the Purchaser.

                                 ---------------


                                TABLE OF CONTENTS
                                                                           PAGE

INTRODUCTION..................................................................4
1.  TERMS OF THE OFFER........................................................9
2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT.............................9
3.  PROCEDURE FOR TENDERING UNITS............................................10
4.  WITHDRAWAL RIGHTS........................................................12
5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER.....................12
6.  PRICE RANGE OF THE UNITS.................................................14
7.  EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION.........................15
8.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP...........................15
9.  CERTAIN INFORMATION CONCERNING PURCHASER.................................20
10.  SOURCE AND AMOUNT OF FUNDS..............................................22
11.  BACKGROUND OF THE OFFER.................................................22
12.  PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP.........................23
13.  DISTRIBUTIONS TO LIMITED PARTNERS.......................................24
14.  CERTAIN CONDITIONS OF THE OFFER.........................................24
15.  CERTAIN LEGAL MATTERS...................................................26
16.  FEES AND EXPENSES.......................................................26
17.  MISCELLANEOUS...........................................................27
SCHEDULE I....................................................................1


To Holders of Units of Limited Partnership Interest in PaineWebber R&D Partners II, L.P.:

                                  INTRODUCTION

         PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C, a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), hereby offer to purchase up to 3,000 outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $6,000, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after March 3, 1999 and prior to either the date on which the Purchaser pays the Purchase Price for the tendered Units in the case of a distribution of cash or, in the case of a distribution of assets, the date assets are to be assigned to the Purchaser. This Offer is made to all limited partners of record of the Partnership (each a "Holder").

         The Purchaser is making this Offer because it believes that the Units represent an attractive investment at the price offered. There can be no assurance, however, that the Purchaser's judgment is correct and, as a result, ownership of Units (either by the Purchaser or Holders who retain their Units) remains a speculative investment. The Purchaser is acquiring the Units for investment purposes and does not currently intend to make any effort to change the management or operations of the Partnership and has no current plans for any extraordinary transaction regarding the Partnership.

         The Purchaser is not affiliated with the General Partner of the Partnership.

         As of the date of this Offer, the General Partner of PaineWebber R&D Partners II, L.P., PaineWebber Technologies II, L.P., has not made any recommendation to any Holders as to whether to tender or refrain from tendering Units. Each Holder must make his or her own decision whether to tender or refrain from tendering his or her Units. No later than 10 business days from the date of this Offer, the General Partner is required by law to issue a statement that (i) the Partnership accepts or rejects the Offer, (ii) the Partnership expresses no opinion and is remaining neutral toward the Offer or (iii) the Partnership is unable to take a position with respect to the Offer.

         The Offer is conditioned upon, among other things, Purchaser being satisfied, prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the Units pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such Units and that the General Partner will consent to the transfers, the Funds or their nominee becoming assignees of the purchased Units and a substitute limited partner with respect to all such Units. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Sections 1, 2 and 14.


         According to a Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 filed by the Partnership (the "Partnership 10-Q"), 8,257 Units were issued and outstanding.

         Tendering Holders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 4 to the Letter of Transmittal, transfer taxes on the purchase of Units pursuant to the Offer. Purchaser will pay all charges and expenses of MacKenzie Partners, Inc. ("MacKenzie"), as the depositary (the "Depositary") and information agent (the "Information Agent") and IBJ Whitehall Bank & Trust Company ("IBJ") as the paying agent ("Paying Agent") incurred in connection with the Offer. See Section 16.

         According to the July 1987 Prospectus, the Partnership's principal objective was to achieve substantial returns to investors over a 6-8 year period by investing in the development and commercialization of new products being developed by leading technology companies. In pursuing this strategy, the Partnership funded ten projects, of which three -- those with Centocor, Inc., Genzyme Corporation and Synergen (now Amgen Boulder), Inc. -- are ongoing. The remaining seven projects have either terminated or are near termination. From inception through December 31, 1998, each Holder has received cumulative distributions of $10,538 per $10,000 Unit, consisting of cash distributions of $3,332 and in kind distributions (stock and warrants) valued at $7,206 at the time of distribution. See Section 13.

         On August 15, 1997, PPLLC and its affiliates commenced an offer to purchase up to 4,000 of the Units for $3,650 per Unit. As a result of this offer, which expired on October 7, 1997, PPLLC, on behalf of the Purchaser and the Funds purchased 849 Units from approximately 750 Holders, representing approximately 10% of the Partnership and approximately 12% of the Holders. As a result of this offer, 849 Units were purchased from approximately 750 Holders, representing approximately 10% of the Partnership and approximately 12% of the Holders.

         Since the expiration of this offer, funds managed by the Purchaser have purchased an additional 659.5 Units from 26 Holders in 34 privately negotiated transactions (see Certain Information Concerning Purchaser, SECTION 9). Effective January 1, 1999, the Funds and their affiliates owned 1,517 Units, or approximately 18% of the Partnership. In addition, the Funds and their affiliates have entered into agreements to acquire an additional 6 Units which are in the process of being transferred.

         During December 1998, Pharmaceutical Partners, L.L.C. ("PPLLC"), an affiliate of the Purchaser, had several conversations with PWDC regarding its possible intention to make an offer for Units. On February 11, 1999, PPLLC requested the list of Holders from PaineWebber Technologies II, L.P. and received the list on February 24, 1999.

A Holder may wish to tender Units for a number of reasons:

o CURRENT REALIZATION OF VALUE OF UNITS. PHARMAINVEST'S PURCHASE PRICE OF $6,000 PER UNIT REPRESENTS APPROXIMATELY 10X AGGREGATE PRE-TAX DISTRIBUTIONS OF $606 PER UNIT MADE IN 1998 BY THE PARTNERSHIP, excluding a one-time payment of $150 per Unit made in March 1998 related to the settlement of litigation with Synergen Clinical Partners, L.P. Following the resolution of the Synergen litigation, substantially all of the value of the Partnership consists of REOPRO contingent payment rights which entitle the Partnership to receive royalty income based on the sales of REOPRO. REOPRO royalty payments will continue for 9 more years and will cease after the payment related to REOPRO sales in the fourth quarter of 2007.

o WITHIN RANGE OF GENERAL PARTNER'S AUGUST 1997 VALUATION. In a response to a tender offer made in August 1997 by an affiliate of PharmaInvest, PaineWebber Technologies II, L.P. (the "General Partner" of the Partnership) stated that it estimated the fair value of a Unit to be between $5,555 and $6,955. Since this valuation, $816 per Unit has been distributed. PharmaInvest is not aware of a more recent valuation made by the General Partner.

o COMPARABLE TO PRICE PAID TO LARGE INSTITUTIONAL HOLDER. In January of 1999, entities affiliated with PharmaInvest acquired 559 Units (approximately 6.8% of the Partnership) from a corporate pension fund for $3.4 million (approximately $6,080 per Unit).

o OPPORTUNITY TO LIQUIDATE AN OTHERWISE ILLIQUID ASSET. The Offer provides you the opportunity to liquidate your investment in the Units without transfer fees and transaction costs generally incurred in secondary market sales. Although there may be limited resale mechanisms through partnership matching services, the Purchaser is not aware of a formal trading market for the Units. In addition, the Offer may be attractive to certain Holders who wish to avoid the expenses, delays and complications of filing complex income tax returns resulting from Form K-1s necessitated by ownership of Units.

o REALIZATION OF LITIGATION PROCEEDS PRIOR TO SETTLEMENT OF LITIGATION. The litigation described in Section 8 of the OFFER TO PURCHASE was initiated in July 1995 and resulted in an agreement to settle being reached with Centocor in June 1997. AS OF THE DATE OF THIS OFFER, THE SETTLEMENT AGREEMENT HAS NOT BEEN APPROVED BY THE COURT. THE APPROVAL OF THE SETTLEMENT RELATED TO THE PARTNERSHIP'S LITIGATION WITH CENTOCOR WOULD RESULT IN AGGREGATE PAYMENTS OF APPROXIMATELY $880 PER UNIT. IN DETERMINING THE PURCHASE PRICE, PHARMAINVEST HAS ASSUMED ITS RECEIPT OF THESE PAYMENTS IN ITS PURCHASE PRICE AND WILL THEREFORE ASSUME THE RISK OF THE LITIGATION SETTLEMENT BEING APPROVED. Under the proposed settlement, if and when approved, the Holders of Units would receive: i) a one-time settlement payment of $9.3 million (net of attorney's fees of $1.5 million), of which approximately $4.0 million corresponds to the Partnership ($480 per Unit), ii) a one-time sales milestone payment (when ReoPro sales exceed $600 million on a cumulative basis) of $5 million, of which approximately $2.3 million corresponds to the Partnership ($270 per Unit), and iii) an estimated make-up payment to the Partnership of $1.1 million ($130 per Unit), that represents the difference between the payments based on the revised royalty rates under the settlement and the actual payments made by Centocor (over the last eight quarters). The settlement also provides for contingent milestone payments of $0.8 million to the Partnership ($95 per Unit) related to the approval and launch of ReoPro in Japan (possibly around the year 2001). Tendering Holders will not receive any of these proceeds, if paid.

o SIGNIFICANT PASSIVE LOSS CARRYFORWARD. Based on information provided by the General Partner, a limited partner who had held Units since inception of the Partnership (an "Original Holder") had incurred CUMULATIVE NET PASSIVE ACTIVITY LOSSES OF APPROXIMATELY $5,882 PER UNIT, as of year-end 1996. If you are an original Holder and have not already used these losses in prior years to offset passive activity income from other investments, the sale of your Unit(s), to the extent such sale is a "complete disposition" of your Unit(s), may enable you to use the losses this year. Although this passive loss carryforward will have been reduced somewhat from year-end 1996, should a Holder decide to tender his or her Units, a significant portion of the gain from the sale ($6,000 per Unit, in the case of an Original Holder or Holder with zero basis in the Units) should be offset and therefore minimally taxed. The Purchaser is not aware of a more recent calculation by the General Partner of passive losses. PHARMAINVEST IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. ACTUAL TAX CONSEQUENCES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION, INCLUDING, BUT NOT LIMITED TO, THE LENGTH OF TIME THE HOLDER HAS HELD THE UNITS AND THE HOLDER'S STATUS AS A U.S. TAX RESIDENT. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

o VALUE DEPENDENT ON ONE PRODUCT. Largely all of the value of the Partnership is based on the right to receive royalties on the future sales of REOPRO. While the sales of REOPRO have grown over the last several years, there can be no assurance that they will continue to do so. Two other competing products were launched in 1998: Merck's AGGRASTAT and Cor Therapeutics/Schering Plough's INTEGRILIN. Several other potentially competitive products are in clinical development. Accordingly, there can be no assurance that these products will not adversely affect the sales of REOPRO.

RISK FACTORS

o Although the Purchaser cannot predict the future value of the Partnership's assets or future trading prices of the Units, the Purchase Price could differ significantly from the proceeds that would be realized by holding the Units for the entire life of the expected payment stream of the Partnership's main asset.

o The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at the Purchase Price and the value of the payment stream. There can be no assurance that the Purchase Price will be more or less than such value.

o No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the Units or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

o Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. According to the General Partner, in response to the August 1997 tender offer, "[t]he Units are illiquid, so there is no efficient trading market for the Units [and] the prices that may be realized by a seller in such market . . . have historically been and may be lower than the price [the Purchaser] is offering." The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price).

o At year-end 1996, a limited partner who had held Units since inception of the Partnership (an "Original Holder") had incurred cumulative net passive activity losses of approximately $5,882 per Unit. If you are an original Holder and have not already used these losses in prior years to offset passive activity income from other investments, the sale of your Unit(s), to the extent such sale is a "complete disposition" of your Unit(s), may enable you to use the losses this year. Although this passive loss carryforward will have been reduced somewhat from year-end 1996, should a Holder decide to tender his or her Units, the gain from the sale ($6,000 per Unit, in the case of an Original Holder or Holder with zero basis in the Units) should be considerably offset and therefore minimally taxed. PHARMAINVEST IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. ACTUAL TAX CONSEQUENCES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION, INCLUDING, BUT NOT LIMITED TO, THE LENGTH OF TIME THE HOLDER HAS HELD THE UNITS AND THE HOLDER'S STATUS AS A U.S. TAX RESIDENT. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.


VALUATION

         Purchaser determined the Purchase Price by dividing the sum of (i) Purchaser's own estimate of the present value of future cash flows that may be derived from the Partnership's holdings and (ii) Purchaser's own estimate of the current market value of the Partnership's marketable securities, by the number of Units outstanding. In addition, the Purchaser compared the Purchase Price to the recent trading prices for the small number of Units that have been sold through partnership matching services. All of the information considered by the Purchaser in determining the Purchase Price is publicly available.

         The principal assets of the Partnership are rights to receive contingent payments based on sales of a pharmaceutical product, ReoPro, in which the Partnership has a direct interest and sales of a medical device, Seprafilm, in which the Partnership has an indirect interest through investments in the limited partnerships that have such payment rights. As a result of a litigation settlement, the Partnership is entitled to milestone payments, upon the approval and certain sales generated by a product in Phase II development. The Partnership also has cash and cash equivalents, which the Purchaser values at face, and a small amount of marketable equity securities, which the Purchaser values approximately at market value.

CENTOCOR PARTNERS III, L.P. - REOPRO CPRS

         The Purchaser believes the most valuable asset of the Partnership is its right to receive payments through 2007 based on sales of ReoPro, a product developed by Centocor Inc. and marketed by Eli Lilly

& Co. In addition to the expected future payments derived from the sale of ReoPro, the Purchaser estimated the amount of payments that may be paid to the Partnership pursuant to a proposed settlement of litigation between the Partnership and Centocor regarding the basis of calculating payments owed to the Partnership. Purchaser also considered the risks inherent in these future cash flows, including (i) the dependence on the sales of a single product and (ii) the absence of any market for the asset or for the Partnership units. Based on this analysis, the Purchaser estimated the value of the Partnership's interest in ReoPro to be approximately $45.6 million.

GENZYME DEVELOPMENT PARTNERS, L.P.

         One of the Partnership's indirect investments is its limited partnership interest in Genzyme Development Partners, L.P. ("GDP"), which entitles it to receive profits from a joint venture that manufactures and markets Seprafilm, a medical device. Since Seprafilm's introduction in August 1996, no sales have been reported in Genzyme's publicly available financial statements. To date, no distributions have been made to limited partners of GDP. Genzyme has an option to purchase the limited partnership interest for a lump sum payment and payments based on the future sale of Seprafilm. Purchaser believes that there is a significant risk that Genzyme will not exercise this purchase option. As a result, the Purchaser placed a nominal value of $1.0 million on the Partnership's limited partnership interest in GDP.

SYNERGEN CLINICAL PARTNERS - SETTLEMENT OF LITIGATION, DISSOLUTION OF
PARTNERSHIP

         The Partnership's other indirect investment was its limited partnership interest in Synergen Clinical Partners, L.P. ("SCP") which funded the research and development for IL-1ra, a drug in Phase II clinical testing for rheumatoid arthritis. Upon settlement of litigation, this Partnership was dissolved for cash and certain milestone payments (see Certain Information Concerning the Partnership, SECTION 8) to limited partners of Synergen Clinical Partners, L.P. ("SCP"). The Purchaser believes that these milestones are highly unlikely to be achieved and has not placed any value on the Partnership's interest in SCP. Proceeds from this settlement have already been distributed to Holders of Units.

         The Purchaser's $49.5 million valuation of the Partnership's assets at September 30, 1998 can be summarized as follows:


                                                  Purchaser's Estimate of Value
              Asset                                      (In Millions)
                                                         -------------
  Cash and Equivalents                                    $  1.5
  Equity Securities1                                         1.4
  ReoPro Contingent Payment Rights                          45.6
  Genzyme Clinical Partners, L.P. interest                   1.0
                                                          ------
                                           Total          $ 49.5
                                                          ------
                                                          ------
                                                     Per Unit $6,000


1 240,000 shares of Cygnus, Inc. at $5 3/4 (closing price on 2/26/99)

         The value of $49.5 million represents approximately $6,000 per Unit based on the 8,257 Units reported outstanding. The November/December, 1998 issue of the Partnership Spectrum, an independent third-party industry publication that tracks recent trades in certain limited partnership interests, indicates that 2.0 Units traded in the period October 1, 1998 through November 30, 1998 at prices between $2,603 and $3,002 per Unit, with a weighted average of $2,867 per Unit.

         No third party was retained by the Purchaser to value the Units or to render any fairness opinion with respect to the Purchase Price. No representation is made as to the fairness of the Purchase Price. No other valuation analysis was performed or used, including any liquidation value or net asset value analysis.

1.  TERMS OF THE OFFER

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) any and all Units that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on March 31, 1999, unless and until Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(e)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Offer is not conditioned upon any minimum number of Units being tendered. The Offer is subject to certain other conditions set forth in Sections 2 and 14. Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. If, by the Expiration Date, any or all of the conditions of the Offer are not satisfied or waived, Purchaser reserves the right (but shall not be obligated) to (i) extend the period during which the Offer is open and, subject to the rights of tendering Holders to withdraw their Units, retain all tendered Units until the Expiration Date, (ii) waive any or all of the conditions of the Offer and, subject to compliance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), accept for payment or purchase all validly tendered Units and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Units and return promptly all tendered Units to tendering Holders. Any extension, delay in payment, termination or amendment may be made by giving oral or written notice to the Depositary and will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

         In the event that the Offer is not consummated, Purchaser may seek to acquire Units through open-market purchases, privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Offer Price and could be for cash or other consideration.

         The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow Holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Purchaser decides to increase or decrease the consideration in the Offer or to make a change in the percentage of Units sought and if, at the time that notice of any such change is first published, sent or given to Holders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT

         If more than 3,000 Units are validly tendered on or prior to the Expiration Date and not properly withdrawn on or prior to the Expiration Date, the Purchaser will only accept for payment, upon the terms and subject to the conditions of the Offer, and pay for an aggregate of 3,000 Units so tendered, pro rata according to the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases in fractions of other than half Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 3,000 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer.

         In the event that proration is required, the Purchaser will promptly announce the final results of such proration after the Expiration Date.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for all Units which are validly tendered (and not properly withdrawn) prior to the Expiration Date, promptly following the Expiration Date. Subject to the applicable rules of the Commission, including Rule 14e-1(c), Purchaser expressly reserves the right to delay acceptance for payment of or payment for Units pending receipt of any regulatory approval specified in
Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

         In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed with all required signature guarantees and (ii) confirmation to Purchaser of such Holder's ownership by MMS Escrow and Transfer Agency, Inc., the registrar and transfer agent of the Units.

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Units validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Units for payment. Payment for Units accepted pursuant to the Offer will be made by deposit of the Purchase Price with the Paying Agent, which will act as agent for tendering Holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Holders. Upon the deposit of funds with the Paying Agent for the purpose of making payments to tendering Holders, Purchaser's obligation to make such payment shall be satisfied and tendering Holders must thereafter look solely to the Paying Agent for payment of amounts owed to them by reason of the acceptance for payment of Units pursuant to the Offer. Purchaser will pay any transfer taxes incident to the transfer to it of validly tendered Units, except as otherwise provided in the Letter of Transmittal, as well as any charges and expenses of the Depositary, the Information Agent, and the Paying Agent. Under no circumstances will interest accrue on the consideration to be paid for the Units by Purchaser, regardless of any delay in making such payment.

         If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Unit pursuant to the Offer, Purchaser will pay the increased consideration for all the Units purchased pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration. Purchaser does not currently expect to increase the consideration to be paid per Unit pursuant to the Offer.

         Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURE FOR TENDERING UNITS

         VALID TENDERS. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

MMS Escrow and Transfer Agency, Inc., the registrar and transfer agent of the Units, will provide confirmation to Purchaser of such Holder's ownership.

         SIGNATURE GUARANTEES. In all cases, signatures on the Letter of Transmittal must be guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). SEE INSTRUCTION 1 OF THE LETTER OF TRANSMITTAL. If the Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered Holder of the Units surrendered, then the Letter of Transmittal for the tendered Units must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered Holder appears in the records of MMS Escrow and Transfer Agency, Inc. SEE INSTRUCTIONS 1 AND 5 OF THE LETTER OF TRANSMITTAL.

         IN ALL CASES, UNITS SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE) IS RECEIVED BY THE DEPOSITARY.

         THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         Notwithstanding any other provision of this Offer to Purchase, payment for Units accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of confirmation of such Holder's ownership by MMS Escrow and Transfer Agency, Inc., the registrar and transfer agent of the Units with respect to the Units, and a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, and all other documents required by the Letter of Transmittal.

         DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to any of the procedures described above will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Units determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Units. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer prior to the Expiration Date. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Units will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

         APPOINTMENT as PROXY. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the Units (and with respect to any and all other securities issued or issuable in respect of such Units on or after the date hereof) tendered by the Holder. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Units and all prior powers of attorney and proxies given by the Holder with respect to the Units will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder. Designees of Purchaser will be empowered to exercise all voting and other rights of the Holder with respect to such Units as they in their reasonable discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Units to be validly tendered, immediately upon Purchaser's acceptance for payment of the Units, Purchaser must be able to exercise full voting and other rights with respect to the Units.

         A tender of Units pursuant to any of the procedures described above will constitute the tendering Holder's acceptance of the terms and conditions of the Offer. Purchaser's acceptance for payment of Units tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and Purchaser upon the terms and conditions of the Offer.

4.  WITHDRAWAL RIGHTS

         Tenders of Units made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after May 3, 1999. If Purchaser extends the Offer, is delayed in its purchase of or payment for Units, or is unable to purchase or pay for Units for any reason then, without prejudice to the rights of Purchaser, tendered Units may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Holders are entitled to withdrawal rights as set forth in this Section 4.

         The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Units deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover or this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the Units. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding on all parties. No withdrawal of Units will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

         Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

          The following is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer, assuming that the Partnership is treated and taxable as a partnership for federal income tax purposes. This summary is of a general nature only and does not discuss all aspects of federal income taxation that may be relevant to each Holder in light of such Holder's particular circumstances. In addition, the summary does not discuss aspects of federal income taxation that may be relevant to Holders subject to special treatment under the federal income tax laws, such as foreign persons, dealers in securities, insurance companies, tax-exempt organizations, banks, thrifts, regulated investment companies or Holders that hold Units as assets other than capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). This summary is based on the Code, Treasury regulations thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF SELLING UNITS PURSUANT TO THIS OFFER. THIS SUMMARY DOES NOT DISCUSS ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF SELLING UNITS PURSUANT TO THIS OFFER.

         CONSEQUENCES TO HOLDERS WHO TENDER UNITS. A Holder who tenders Units pursuant to the Offer generally will recognize gain or loss equal to the difference between (i) the Holder's "amount realized" and (ii) the Holder's adjusted tax basis in the Units tendered. The amount realized with respect to a Unit sold pursuant to the Offer is the sum of the amount of cash received by the Holder for such Unit and such Holder's share of Partnership liabilities allocable to such Unit (as determined under Section 752 of the Code). The amount of a Holder's adjusted tax basis in his or her Units will vary depending on the Holder's particular circumstances, and will be affected by both allocations of Partnership income, gain and loss during the year in which Units are tendered, and distributions, if any, made by the Partnership to a Holder with respect to such Units during such year. The Partnership's taxable income, gain and loss for the taxable year will be allocated between the Purchaser and tendering Holders in accordance with the terms of the Partnership Agreement.

         TAX BASIS IN UNITS. The IRS has ruled that a partner has one basis for the partner's entire interest in a partnership even if a partner bought partnership interests in different transactions. Upon a sale of a portion of such aggregate interest (e.g., in a partial tender of Units) a Holder would be required to allocate such Holder's aggregate tax basis between the Units sold and the Units retained by some equitable apportionment method, such as the relative fair market value of such Units on the date of sale. It is not entirely clear whether the aggregation rule results in the tacking of the holding period of earlier purchased Units to more recently acquired Units.

         CHARACTERIZATION OF GAIN OR LOSS. Gain or loss recognized by a Holder on the sale of Units pursuant to the Offer generally will be capital gain or loss. However, under Section 751 of the Code, the difference between the portion of the amount realized by a Holder that is attributable to "unrealized receivables" and "inventory" (together, "Section 751 Property") over the portion of the Holder's adjusted tax basis in the Unit that is allocated to Section 751 Property will be treated as ordinary income or loss, rather than capital gain or loss. In certain cases, ordinary income recognized under section 751 of the Code may exceed net taxable gain realized on the sale of a Unit and may be recognized even if there is a net taxable loss realized on the sale of a Unit. Existing Treasury regulations require each person who transfers an interest in a partnership possessing Section 751 Property to file a statement with such person's tax return reporting the transfer and certain other information relating thereto.

         For non-corporate taxpayers, such as individuals, trusts and estates, net capital gains attributed to property held for more than twelve months is taxed at a rated of 20%. For non-corporate taxpayers, capital losses are deductible only to the extent of capital gains plus up to $3,000 of ordinary income. If capital losses are not used in a tax year, such losses generally can be carried forward to succeeding tax years indefinitely. Non-corporate taxpayers are not entitled to carry back capital losses to prior taxable years.

         Under current law, the maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Corporations may only offset capital losses against capital gains. Corporations are entitled to carry back unused capital losses to the three preceding taxable years and carry forward unused capital losses to the succeeding five taxable years.

         EFFECT OF PASSIVE LOSS RULES. Under Section 469 of the Code, a non-corporate taxpayer, closely held corporation or personal service corporation generally can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and may not offset such losses against so-called "portfolio" income. A Holder with "suspended" passive activity losses generally will be entitled to offset such losses against any income or gain recognized by the Holder on a sale of all of such Units (subject to any other applicable limitations). If a Holder does not sell all of his Units, the passive activity loss limitations would continue to apply until the Holder disposes of all of his remaining Units.

         BACK-UP WITHHOLDING. A Holder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless he provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Holder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. IF A HOLDER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH HOLDER. SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. LIMITED PARTNERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER.

6. PRICE RANGE OF THE UNITS

         According to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed by the Partnership (the "Partnership 10-K") "there is no existing public market for the Units, and no such market is expected to develop." According to Partnership Spectrum, an independent third-party industry publication that tracks recent purchases of certain limited partnership interests, for the twelve months ended November 30, 1998, 39.5 Units were purchased at per Unit prices between $2,500 and $3,872 with a weighted average of $2,994 per Unit. The most recent issue of the Partnership Spectrum (November/December, 1998) indicates that 2.0 Units were purchased in the period October 1, 1998 through November 30, 1998 at between $2,603 and $3,002 per Unit, with a weighted average of $2,867 per Unit.


      Purchase Activity for the Twelve-Month Period Ended November 30, 1998

                                      WEIGHTED                   NUMBER OF       NUMBER      TOTAL
PERIOD                                AVERAGE     LOW/HIGH      UNITS TRADED   OF TRADES     VOLUME
------                                --------   -------------  ------------   ---------    --------
December 1, 1997 - January 31, 1998    $0            N/A             0.0           0.0       $0
February 1, 1998 - March 31, 1998      $2,908    $2,500/$3,300      20.0           6.0       $58,155
April 1, 1998 - May 31, 1998           $3,038    $2,500/$3,872       8.0          11.0       $24,300
June 1, 1998 -  July 31, 1998          $3,167    $2,500/$3,783       9.5          10.0       $30,089
August 1,1998- September 30, 1998      $0            N/A             0.0           0.0       $0
October 1,1998 - November 30, 1998     $2,867    $2,603/$3,002       2.0           3.0       $5,734


         Holders are advised, however, that such gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. Also, purchases may have occurred at higher or lower prices which were not reported by the Partnership Spectrum and the Purchaser makes no representation as to the accuracy or completeness of the trade information. Not all purchases are reported in the Partnership Spectrum, including certain of those made by the Purchaser. See Certain Information Concerning the Purchaser, Section 9.

         The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. Other measures of the value of the Units may be relevant to Holders. HOLDERS ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH THE OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER UNITS.

7.  EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION

         The Units are currently registered under the Exchange Act. Such registration may be terminated upon application of the Partnership to the Commission if the Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Units under the Exchange Act would substantially reduce the information required to be furnished by the Partnership to Holders and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the Units. Although the Purchaser would consider causing the Partnership to terminate registration of the Units under the Exchange Act if the requirements for termination of registration of the Units are met, the Purchaser currently has no plans to seek to cause the Partnership to terminate such registration.

8.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

         The Partnership is a Delaware limited partnership that commenced operations on September 30, 1987. PWDC Holding Company (the "Manager") is the general partner of PaineWebber Technologies II, L.P., which is the general partner (the "General Partner") of the Partnership. PWDC Holding Company is a wholly owned subsidiary of PaineWebber Development Corporation ("PWDC"), an indirect wholly- owned subsidiary of PaineWebber Group Inc. ("PWG"). According to the prospectus dated July 16, 1987, the General Partner was to seek to obtain substantial returns for investors over six to eight years through the development and commercialization of new products (the "Projects"). The Partnership 10-Q states that the principal objective of the Partnership is to provide long-term capital appreciation to investors through investing in the development and commercialization of new products. The Partnership will terminate on December 31, 2012, unless its term is extended or reduced by the General Partner.

         The Partnership has completely funded its ten Projects at an aggregate investment of $65.2 million. Only three of the ten Projects, those with Centocor, Inc. ("Centocor"), Genzyme Corporation ("Genzyme") and Synergen, Inc. ("Synergen"), are currently ongoing programs. The remaining seven Projects have terminated.

         PharmaInvest believes that approximately 92% of the value of the Partnership is comprised of its ReoPro CPRs.

CENTOCOR PARTNERS III, L.P. - REOPRO CPRS

         On January 31, 1997, pursuant to the provisions of the Partnership Purchase Option Agreement between Centocor and each limited partner of Centocor Partners III, L.P. ("CPIII"), Centocor exercised its option to purchase the limited partnership interests of CPIII, including those owned by the Partnership. The Partnership received a one-time payment of $3,325,000 and ReoPro Contingent Payment Rights ("CPRs") which entitle the Partnership to receive future payments based on sales of ReoPro, a pharmaceutical drug developed by CPIII and marketed by Centocor, Inc. and Eli Lilly & Co. ("Lilly"). The Partnership owns 22 Class A CPRs (out of a total of
431.5 Class C CPRs) and all of the Class C CPRs (consisting of 111 Class C
CPRs). ReoPro royalty payments will continue for 9 more years and will cease after the payment related to ReoPro sales in the fourth quarter of 2007. ReoPro, is a monoclonal antibody that blocks the function of platelets. The drug was initially developed for use in conjunction with high-risk angioplasty in order to reduce the risk of reocclusion, or the closing of a coronary artery, after it has been opened by angioplasty. The drug has subsequently been developed for all angioplasties. The product was approved by the FDA in late 1994 and was introduced to the market in early 1995. ReoPro is marketed by Eli Lilly & Co. ("Lilly") and co-marketed by Centocor in the United States, Lilly in Europe and certain other countries around the world. The product is not yet approved for sale in Japan, but is under development by Fujisawa, which will exclusively market the product if it is approved by Japanese regulatory authorities. ReoPro is also under development for a number of additional indications relating to coronary artery disease, disease including as an adjunct to thrombolytic therapy in acute myocardial infarction.

LEGAL PROCEEDINGS

         In July 1995, PaineWebber Development Corporation, a wholly-owned subsidiary of PaineWebber Group Inc., caused suits to be filed against Centocor by PaineWebber R&D Partners II, L.P. ("PWR&DII"), a research and development partnership formed in 1987 by PaineWebber and managed by it since then. PaineWebber R&D Partners II, L.P. was a limited partner of Centocor Partners III, L.P. ("CPIII"). The suit by PWR&DII was filed in July 1995 in the Court of Chancery of the State of Delaware. In the complaint in this action, the plaintiff seeks to sue derivatively on behalf of CPIII. CPIII is named as a nominal defendant and Centocor and Centocor Development Corporation III ("CDCIII"), a wholly owned subsidiary of Centocor, which acts as the general partner of CPIII, are named as defendants against whom relief is sought. The claim is that at least $25,000,000 of the money paid by Lilly to Centocor in 1992 represented profits from the marketing of ReoPro, obligating Centocor to pay a portion thereof to CPIII, and that Centocor is obligated to pay an increased percentage of the profits from ReoPro to the former CPIII limited partners going forward. Centocor answered the complaint in the Delaware action and filed a cross-claim against nominal defendant CPIII and a third-party complaint against PaineWebber Group Inc. and PaineWebber Development Corporation. The cross-claim seeks an offset against any damages awarded the partners based on theories of unjust enrichment and quasi contract. The third-party claims (later amended to add additional theories of liability and to make PaineWebber, Inc. an additional third-party defendant) seek to hold the PaineWebber entities liable for some or all of any alleged injury to the partnership. On November 1, 1995, an additional suit was commenced in the Delaware Court of Chancery by John E. Abdo, a limited partner of CPIII, against Centocor, CDCIII and certain of their officers and directors. The complaint, filed derivatively on behalf of CPIII, asserts claims, INTER ALIA, for breach of contract, breach of fiduciary duty, common law fraud, and conspiracy and aiding and abetting. Centocor answered this complaint and also filed a cross-claim against nominal defendant CPIII and a third party complaint against PaineWebber Group Inc. and PaineWebber Development Corporation, later amended to add additional theories of liability and to name PaineWebber, Inc. as a further third-party defendant. Abdo moved to amend his complaint to assert claims against the persons appointed by PaineWebber to the CDCIII Board of Directors. That motion was granted. Motions to disqualify PWR&DII from serving as the derivative plaintiff were filed in July 1996 by CPIII and in August 1996 by Centocor and CDCIII. Abdo joined those motions. No decision has been issued on those motions.

         In June 1997, CPIII and Centocor entered into an agreement to settle the litigation brought by PWR&DII, subject to final approval of the settlement by the Court. The terms of the settlement of the litigation brought by PWR&DII provide that Centocor will pay to CPIII investors:

A) $10.8 million, net of attorneys fees and expenses as may be awarded by the Court, which are not to exceed $1.5 million. After deducting from such $10.8 million attorneys' fees and expenses, 59.513% shall be allocated to the Class A CPRs, 0.229% to the Class B CPRs and 40.258% to the Class C CPRs.

B) An additional $5.0 million, if and when cumulative world-wide sales of ReoPro exceed $600 million. Such amount, shall be allocated 56.7936% to the Class A CPRs, 0.2189% to the Class B CPRs and 42.9876% to the Class C CPRs.

C) A one-time make-up payment that represents the difference between the quarterly payments based on the revised royalty rates under the settlement agreement and the actual payments made by Centocor over the last six quarters.

D) Possible additional payments totaling $2.2 million, depending upon regulatory approval and launch of ReoPro in Japan. Such amounts, shall be allocated 67.3659% to the Class A CPRs, 0.2604% to the Class B CPRs and 32.3737% to the Class C CPRs.

E) A revision to the royalties payable by Centocor to CPR Holders with respect to ReoPro through 2007, as follows:

              i) for each quarter of the calendar years 1997 and 1998, 6.5% of the first $175 million of end sales revenues and 3.25% of any end-sales revenues above $175 million for sales made within the United States and 3.25% of any end-sales revenues for foreign sales,

              ii) for each quarter of the calendar years 1999 through 2007, 6.5% of the first $250 million of end sales revenues and 4.00% of any end-sales revenues above $250 million for sales made within the United States and 3.25% of any end-sales revenues for foreign sales.

         At the date of this Offer the settlement agreement has not been approved by the Court. Upon request, a copy of the settlement agreement as originally filed with the court will be provided by the Purchaser or the Information Agent.

GENZYME DEVELOPMENT PARTNERS, L.P.

         The Partnership owns a limited partnership interest in Genzyme Development Partners, L.P. ("GDP"). Of the products funded by GDP, only Seprafilm has been approved for marketing in the United States by the Food and Drug Administration ("FDA"). A second product, Sepracoat, was not recommended for approval by an FDA advisory panel on May 5, 1997. GDP has entered into a joint venture to manufacture and market Seprafilm, and shares profits of the joint venture with Genzyme. As of the date of this Offer, there has been no income resulting from the joint venture and, as a result, no distributions have been made to the Partnership. Genzyme has an option to purchase the outstanding partnership interests in GDP for a lump-sum cash payment and certain future royalty payments.

SYNERGEN CLINICAL PARTNERS - SETTLEMENT OF LITIGATION, DISSOLUTION OF
PARTNERSHIP

         The Partnership owns approximately 11% of the Class A limited partnership interests in Synergen Clinical Partners, L.P. ("SCP"). In 1991, Synergen formed SCP to fund the research and development of Interleukin-Receptor Antagonist ("IL-lra") as a potential treatment of various inflammatory diseases, with an emphasis on sepsis and rheumatoid arthritis. Synergen terminated its research and development program for sepsis in August 1994, and, in December 1994, Synergen was acquired by Amgen Inc. Research into the potential use of IL-lra for rheumatoid arthritis is ongoing. In February 1995, a Class A limited partner of SCP commenced an action against the general partner of SCP and others (the "Johnson Action"). The complaint alleged that the defendants caused or permitted the release of misleading statements regarding the potential market for Interleukin-Receptor Antagonist ("IL-1ra") (a potential treatment of inflammatory diseases), preclinical and clinical trial results, and the possibility of IL-1ra becoming licensed for sale either in the United States or Europe. The complaint sought damages on behalf of a class including limited partners of SCP and limited partners of the Partnership (the "SCP Class"). On December 2, 1997, the parties entered into a proposed settlement (the "SCP Settlement") whereby the initial settlement payment to the SCP Class would aggregate $16.5 million; class counsel would limit their request for attorney's fees and costs to $3.0 million; and the SCP Class would be entitled to receive rights to additional payments of $9.0 million (approximately $120 per Unit) if and when the Food and Drug Administration approves an IL-1ra product for marketing and $50.0 million (approximately $660 per Unit) if IL-1ra product sales exceed $650 million before the year 2020. On January 16, 1998, the SCP Settlement received final approval from the court. On January 26, 1998, class counsel was awarded $3.0 million in fees and costs to be paid out of the initial settlement payment. On March 3, 1998, the Partnership received and recorded as income the amount of $1,248,624 ($150 per Unit) representing its share of the initial settlement payment as a Class A limited partner of SCP and, simultaneously, SCP was terminated. Proceeds from the SCP Settlement have already been distributed to Holders of Units.

OTHER ASSETS
         In addition to these investments, as of September 30, 1998, the Partnership held cash and marketable securities in the amounts indicated in the abstracted portion of the Partnership 10-Q outlined below.


                                        Market Value
                                         At 9/30/98
                                        ------------
Cash                                     $1,525,626
Cygnus stock (240,000 shares)               840,002
                                        ------------
Total                                    $2,365,628
                                        ------------
                                        ------------

         Distributions to the limited partners from the Partnership have been made PRO RATA in accordance with their respective net capital contributions. See
Section 13.

         Set forth below is certain selected consolidated financial information, with respect to the Partnership excerpted from annual and quarterly reports of the Partnership. More comprehensive financial information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable in the manner set forth below under "Available Information."

                  Selected Statements of Operation Information


                               Nine Months
                                  ended                         For the Years ended December 31,
                              September 30,    ----------------------------------------------------------------
                                   1998            1997          1996         1995          1994         1993
                               ----------      ----------     ----------  ----------   ----------    ----------
Revenues                       $1,245,719 (1)  $9,430,203 (3)  $583,230   $7,133,197   $10,743,055   $8,957,023

Net Income (loss)               1,110,524       9,073,034       226,748    6,431,753     9,385,257    1,429,144

Net Income (loss) per Unit

  Limited Partners                   $133 (2)      $1,088 (4)       $27         $771        $1,125         $171

  General Partner                  11,105          90,730         2,267       64,318        93,853       14,291

---------------
(1) Includes $1,248,624 from one-time settlement of Synergen (Amgen Boulder) litigation.
(2) Includes $150 per Unit from one-time settlement of Synergen (Amgen
    Boulder) litigation.
(3) Includes $4,325,000 from one-time sales of Partnership assets, consisting of $3,325,000 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $1,000,000 from sale of OEC warrant.
(4) Includes $520 per Unit from one-time sales of Partnership assets, consisting of: $400 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $120 from sale of OEC warrant.


                            Statements of Operations
                                  (unaudited)


                                                               Nine Months Ended
                                                                 September 30,
                                                        -----------------------------
                                                            1998              1997
                                                        -----------       -----------
Revenues:
  Interest income                                           $26,485           $71,305
  Income from product development project                 5,151,173 (1)     6,552,481 (3)
  Unrealized (depreciation) appreciation
    of investments and marketable securities             (3,930,000)        1,371,828
  Realized gain (loss) on sale of investments
    and marketable securities                                (1,939)          540,000
                                                        -----------       -----------
                                                        $ 1,245,719       $ 8,535,614

Expenses:
  Expenditures under product development projects                --            20,483
  General and administrative costs                          135,195           222,608
                                                        -----------       -----------
                                                            135,195           243,091

Net income (loss)                                       $ 1,110,524       $ 8,292,523
                                                        -----------       -----------
                                                        -----------       -----------

Net income (loss) per unit
  Limited partner                                              $133 (2)          $994 (4)
  General partner                                            11,105            82,925

---------------
(1) Includes $1,248,624 from one-time settlement of Synergen (Amgen Boulder) litigation.
(2) Includes $150 per Unit from one-time settlement of Synergen (Amgen Boulder) litigation.
(3) Includes $4,325,000 from one-time sales of Partnership assets, consisting of: $3,325,000 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $1,000,000 from sale of OEC warrant.
(4) Includes $520 per Unit from one-time sales of Partnership assets, consisting of: $400 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $120 from sale of OEC warrant.

                   Selected Statements of Financial Condition

                                                     For the Periods Ended
                                            -------------------------------------
                                            September 30, 1998  December 31, 1997
                                            ------------------  -----------------
Assets
  Cash                                                  $6,998             $6,998
  Marketable securities, at market value             2,365,628          5,166,462
  Royalty income receivable                          1,461,326          1,105,048
  Other asset                                               --              5,000
                                            ------------------  -----------------
    Total Assets                                    $3,833,952         $6,283,508
                                            ------------------  -----------------
                                            ------------------  -----------------
Liabilities and partners' capital
  Accrued liabilities                                   63,361             78,770
  Partners' capital                                  3,770,591          6,204,738
                                            ------------------  -----------------
    Total liabilities and partners' capital         $3,833,952         $6,283,508
                                            ------------------  -----------------
                                            ------------------  -----------------

         AVAILABLE INFORMATION. The Partnership is subject to the information filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, the Partnership files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         Except as otherwise stated in this Offer to Purchase, the information concerning the Partnership contained in this Offer to Purchase has been taken from or is based upon publicly available documents on file with the Commission or a court and other publicly available information. Although Purchaser does not have any knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by the Partnership to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING PURCHASER

         PharmaInvest, L.L.C., a Delaware limited liability company, was formed in August 1997 to act as nominee for Pharmaceutical Royalties, L.L.C., a Delaware limited liability company formed in July 1996 and Pharmaceutical Royalty Investments Ltd., a Bermuda company formed in May 1996, each of which has been organized to invest in royalty interests and contingent payment rights ("CPRs") which derive cash payments based on the sale of pharmaceutical and biotechnology products. The Purchaser and the Funds are managed by Pharmaceutical Partners, L.L.C. ("PPLLC"). The principal executive offices of PPLLC are located at 70 East 55th Street, 23rd Floor, New York, NY 10022. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each member of Purchaser are set forth in
Schedule I hereto.

         Except as described in this Offer to Purchase, during the last five years neither Purchaser nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

         Except as described in this Offer to Purchase, (i) neither Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule I hereto or any affiliate of any such person, beneficially owns or has a right to acquire any Unit and (ii) neither Purchaser, or, to the best knowledge of Purchaser, any of the other persons referred to above, or any affiliate of any of the foregoing, has effected any transaction in the Units during the past 60 days.

         Except as described in this Offer to Purchase, (i) neither Purchaser or, to the best knowledge of Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Units, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Units, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contacts, negotiations or transactions between Purchaser or any of its affiliates or, to the best knowledge of Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or any of its affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

         From October 8, 1997 through October 1, 1998, the Purchaser or its affiliates entered into 26 privately negotiated transactions, pursuant to which affiliates of the Purchaser acquired beneficial ownership of an additional 54 Units.

         On January 8, 1999, affiliates of the Purchaser were notified of the approval of the transfer of beneficial ownership of 559 Units, effective January 1, 1999. Between January 8, 1999 and the commencement of the Offer, affiliates of the Purchaser were notified of the approval of the transfer of an additional 55 Units, also effective January 1, 1999.



          Number   Effective   Price
         of Units    Date     Per Unit
         --------  ---------  --------
          112.0     1/1/99     $6,073
          447.0     1/1/99     $6,082
            1.0     1/1/99     $3,000
           10.5     1/1/99     $6,000
            1.0     1/1/99     $3,002
           10.0     1/1/99     $6,000
           20.0     1/1/99     $6,000
           12.5     1/1/99     $6,000


         The following purchases for an aggregate of 6 Units have been entered into by the Purchaser or its affiliates and are awaiting effective transfer by the General Partner.

          Number   Effective   Price
         of Units    Date     Per Unit
         --------  ---------  --------
            2.0     1/1/99     $6,000
            2.0     1/1/99     $6,000
            2.0     4/1/99     $3,510


10.  SOURCE AND AMOUNT OF FUNDS

         Purchaser estimates that the maximum amount of funds required to purchase Units pursuant to the Offer and to pay related costs and expenses will be approximately $18.2 million. The Purchaser presently anticipates that all amounts required for the purchase of Units and to pay related costs and expenses will be funded from existing cash balances and irrevocable funding commitments made to the Purchaser and its affiliates.

11.  BACKGROUND OF THE OFFER

         Purchaser has been organized to invest in royalty interests and CPRs which derive cash payments based on the sale of pharmaceutical and biotechnology products. Purchaser is managed by PPLLC. As a result, it is the business of the PPLLC to identify, evaluate and acquire pharmaceutical royalty interests and CPRs. The Partnership holds CPRs and limited partnership interests, the principal value of which is in CPRs resulting from the Partnership's investment in CPIII.

         PPLLC, on behalf of the Purchaser and the Funds, first formally expressed its interest in the assets of the Partnership on February 27, 1997 in a letter addressed to the General Partner of the Partnership. On March 26, 1997, PPLLC made a written offer to PaineWebber Development Corporation ("PWDC"), the Manager of the Partnership, to acquire all of the assets of the Partnership for $23 million in cash. Following the March 26 letter, PPLLC had a number of telephone conversations with PWDC regarding its desire to meet in person to discuss the offer. PWDC expressed a desire to delay the meetings until resolution of the litigation pending between the Partnership and Centocor regarding a dispute over the payments to be made to the holders of CPIII CPRs.

         During April, PPLLC had a number of conversations regarding PWDC's desire to delay discussions pending resolution of the litigation. In an effort to accommodate the desires of PWDC, PPLLC agreed to delay meeting with PWDC. Since no announcement was made with respect to the litigation within the specified time period, PPLLC had a number of discussions and written correspondence with PWDC as to how to proceed.

         On May 13, 1997, PPLLC executed a confidentiality agreement with PWDC under which PWDC agreed to disclose to PPLLC the terms of a proposed settlement agreement in the litigation, so that PPLLC could make a more informed valuation of the assets of the Partnership. On May 21, 1997, PPLLC met with PWDC, and was provided with a summary statement of the terms of the proposed settlement. The summary did not disclose all of the terms of the settlement, and PWDC did not disclose the proposed settlement agreement until it had been filed with the Delaware court and made public.

         Following public disclosure of the settlement on June 6, 1997, PPLLC revised its valuation of the CPIII CPRs held by the Partnership. On June 9, 1997, PPLLC again met with PWDC in order to make a revised offer for the assets of the Partnership. At this meeting, PPLLC offered $29 million in cash for all of the assets of the Partnership. PWDC indicated to PPLLC that it would respond to PPLLC's offer within one week. PWDC also indicated that the $29 million offer might be less than PWDC's opinion as to the value of the assets.

         On June 10, 1997, PPLLC sent PWDC a letter which included an analysis of the required rate of return on an asset such as the CPIII CPRs, taking into consideration that it is an asset with no liquid market and for which all of the value is dependent on the future sales of a single pharmaceutical product. On June 13, 1997, PWDC called PPLLC to inform PPLLC that PWDC still believed that the value of the assets was greater than the price offered by PPLLC.

         Since there remained a continuing disagreement on the value of the assets, PPLLC requested a meeting with PWDC to discuss possible approaches going forward. On July 7, 1997, PPLLC met with PWDC again to discuss its valuation of the Partnership and to inform PWDC that since PPLLC believed that the offer it made was fair, the limited partners in the Partnership should decide for themselves whether the offer was adequate. Consequently, PPLLC requested from PWDC the list of names and addresses of limited partners in order to make an offer to all Holders.

         On July 8 and 9, 1997, PPLLC had a number of discussions with PWDC regarding the conditions under which PWDC would provide the list of Holders. On July 11, 1997, PPLLC received an indication from PWDC that, consistent with the Partnership's policy for making available lists of limited partners, there were a number of undertakings that PPLLC would have to make in order to obtain the list. On July 14, 1997, PPLLC sent to PWDC a modified version of these undertakings, and after an additional period of negotiations, arrived on July 23, 1997 at an agreement under which PWDC would provide the list to PPLLC.

         Following receipt of the list, PPLLC retained the Information Agent and commenced an offer on August 15, 1997 to purchase up to 4,000 of the Units for $3,650 per Unit. As a result of this offer, which expired on October 7, 1997, PPLLC, on behalf of the Purchaser and the Funds purchased 849 Units from approximately 750 Holders, representing approximately 10% of the Partnership and approximately 12% of the Holders.

         Since the expiration of this offer, funds managed by the Purchaser have purchased an additional 659.5 Units from 26 Holders in 34 privately negotiated transactions (see Certain Information Concerning Purchaser, SECTION 9). Effective January 1, 1999, the Funds and their affiliates owned 1,517 Units, or approximately 18% of the Partnership. In addition, the Funds and their affiliates have entered into agreements to acquire an additional 6 Units which are in the process of being transferred.

         During December 1998, Pharmaceutical Partners, L.L.C. ("PPLLC"), an affiliate of the Purchaser, had several conversations with PWDC regarding its possible intention to make and offer. On February 11, 1999, PPLLC requested the list of Holders from PaineWebber Technologies II, L.P. an offer for Units, after executing the undertakings referred to above, received the list on February 24, 1999.

12.  PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP

         The purpose of the Offer is to enable Purchaser to acquire Units in the Partnership. The Purchaser is making this Offer because it believes that the Units represent an attractive investment at the price offered. There can be no assurance, however, that the Purchaser's judgment is correct and, as a result, ownership of Units (either by the Purchaser or Holders who retain their Units) remains a speculative investment. The Purchaser is acquiring the Units for investment purposes and does not currently intend to make any effort to change the management or operations of the Partnership and has no current plans for any extraordinary transaction regarding the Partnership. Following the completion of the Offer, the Purchaser and its affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased in the Offer.

         Except as noted in this Offer to Purchase, Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Partnership or any subsidiary, or any other material changes in the partnership's capitalization, composition, distribution policy, structure or business.

         No appraisal rights are available to Holders in connection with the Offer.

13.      DISTRIBUTIONS TO LIMITED PARTNERS

         From inception through December 31, 1998, the Partnership distributed to its limited partners $3,332 in cash and $7,206 in warrants and stock for total distributions of $10,538 per Unit. For the twelve months ended December 31, 1998, the Partnership distributed to its limited partners $756 in cash. The purchase price of $6,000 represents nearly 8 times these last twelve months distributions. Excluding one-time payments of $185 per Unit, for the twelve months ended December 31, 1998, the Partnership distributed to its limited partners $571 in cash. The purchase price of $6,000 represents 10.5 times these last twelve months distributions from ongoing investments. A portion of the revenues received from Partnership investments in 1998 arose from non-recurring distributions from product development programs and liquidation of equity positions. During the first three quarters of 1998, the Partnership received a one-time payment of $1,246,624 or $150 per Unit as its share of the SCP Settlement. In addition, the Partnership sold 15,000 shares of Cygnus stock for proceeds, net of commissions, of $296,186 or $36 per Unit. The remaining $571 per Unit was distributed during 1998 as a result of the Partnership's investment in Centocor Partners III, L.P.



                                                          For the Years ended December 31,                      Inception to
                                     ----------------------------------------------------------------------    December 31,
                                     1987-1992      1993      1994      1995      1996      1997      1998         1998
                                     ---------     ------    ------    ------    ------    ------    ------    ------------

Distributions to LPs per Unit

  Cash Distributions.............    $  850       $  555     $ 50      $  130     $281      $710      $756        $ 3,332

  Non-cash Distributions.........     4,000        1,421      238       1,547       --        --        --          7,206
                                     ------       ------     ----      ------      ----     ----      ----        -------

  Total Distributions............    $4,850       $1,976     $288      $1,677      $281     $710      $756        $10,538
                                     ------       ------     ----      ------      ----     ----      ----        -------
                                     ------       ------     ----      ------      ----     ----      ----        -------

14.  CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any application rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Units promptly after expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if, (i) Purchaser is not satisfied, prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the Units pursuant to the Offer, it and/or its nominee will have full rights to ownership as to all such Units and that it or its nominee will become assignees of the purchased Units and a substitute limited partner with respect to all such Units, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser prior to the Expiration Date, or
(iii) at any time prior to the Expiration Date any of the following events shall occur or shall be deemed by Purchaser to have occurred:

        (A) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the Units, restrain, prohibit or delay the making or consummation of the Offer, or obtain any damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the Units pursuant to the Offer or otherwise, illegal, (iii) seeks to impose limitations on the ability of Purchaser or the Partnership or any of their respective affiliates effectively to acquire or hold, or requiring Purchaser, the Partnership or any of their respective affiliates to dispose of or hold separate, any portion of the assets or the business of Purchaser or its affiliates or the Partnership or its affiliates, or impose limitations on the ability of Purchaser, the Partnership or any of their respective affiliates to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated, (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Units purchased by them, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer or (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) to Purchaser;

        (B) there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above;

        (C) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (v) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (vi) any significant adverse change in securities or financial markets in the United States or abroad or (vii) in the case of any of the foregoing, a material acceleration or worsening thereof;

         (D) Any change (or any development involving a prospective change) shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of the Partnership which, in the reasonable discretion of the Purchaser, is, or may be, materially adverse to the Partnership, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the reasonable judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Partnership;

        (E) a tender offer or exchange offer for some portion or all of the Units shall have been commenced or publicly proposed to be made by any other person or entity, or it shall have been publicly disclosed or the Purchaser shall have learned or the Purchaser shall have cause to believe that any other person or entity shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Units, or the Partnership shall have authorized, recommended, or proposed, or shall have announced an intention to authorize, recommend, or propose, any other material change in its capitalization; or

        (F) any person or group shall have entered into a definitive agreement or agreement in principle with the Partnership with respect to a merger, consolidation or other business combination with the Partnership.

         The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time prior to the Expiration Date in its reasonable discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

15.  CERTAIN LEGAL MATTERS

         The Purchaser is not aware of any license or other regulatory permit which appears to be material to the business of the Partnership and that might be adversely affected by the Purchaser's acquisition of Units pursuant to the Offer, any approval or other action by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, or any state takeover statute that is applicable to the Offer. Should any such approval or other action be required, or any such state takeover statute be applicable, the Purchaser will evaluate at such time whether such approval or action will be sought or compliance with such takeover statute will be effected. There can be no assurance that any such approval, action, or compliance, if needed, would be obtained or effected or, if obtained or effected, would be obtained or effected without substantial conditions or adverse consequences. The Purchaser's obligation to purchase and pay for the tendering Units is subject to certain conditions, including conditions relating to the legal matters discussed herein. Section 14 above for certain conditions to the offer.

         APPRAISAL RIGHTS. Holders will not have appraisal rights as a result of the Offer.

         MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors and the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

         ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

         In addition, the Antitrust Division and the FTC scrutinize the legality of acquisitions, mergers, and other commercial transactions. At any time before or after the Purchaser's purchase of Units, the Antitrust Division of the FTC could take such action as either deems necessary or desirable in the public interest regarding such purchase, including seeking to enjoin the purchase of Units pursuant to the Offer, the divestiture of Units purchased thereunder or the divestiture of substantial assets of the Partnership. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result will be.

16.  FEES AND EXPENSES

         Purchaser has retained MacKenzie to act as the Information Agent and Depositary and IBJ to act as Paying Agent in connection with the Offer. Both MacKenzie and IBJ will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

         Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17.  MISCELLANEOUS

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Holders. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

         Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 9 above (except that they will not be available at the regional offices of the Commission).

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

March 3, 1999                                               PHARMAINVEST, L.L.C.
                                                PHARMACEUTICAL ROYALTIES, L.L.C.
                                        PHARMACEUTICAL ROYALTY INVESTMENTS, LTD.
                                                 PHARMACEUTICAL PARTNERS, L.L.C.

                                                                      SCHEDULE I

                              MEMBERS OF PURCHASER

The following sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each member of the Manager of the Purchaser. The Manager, Pharmaceutical Partners, L.L.C. is the sole member of the Purchaser. The business address of each such person is 70 East 55th Street, 23rd Floor, New York, NY, 10022. Unless otherwise indicated below, each person is a citizen of the United States.

         STEPHEN EVANS-FREKE, 47 years old, is a managing member of Pharmaceutical Partners, L.L.C. ("PPLLC"), the Manager of the Purchaser. He currently serves as Chairman and Chief Executive Officer of SUGEN, Inc., a biotechnology company that he founded in 1991. Mr. Evans-Freke also served as non-executive Chairman of the Board of Selectide Corporation, a drug discovery company he founded in 1990, until the sale of that company to Marion Merrell Dow in 1995. Prior to founding SUGEN and Selectide, Mr. Evans-Freke had a 14 year career with PaineWebber Inc. in which his last position was President of PaineWebber Development Corporation and member of the Board of Directors of PaineWebber Inc. Mr. Evans-Freke received a degree in Law from Trinity College, University of Cambridge, England in 1972. Mr. Evans-Freke is a British citizen.

         PABLO LEGORRETA, 35 years old, is a Managing Member of PPLLC. Prior to joining Pharmaceutical Partners in 1996, Mr. Legorreta was employed by Lazard Freres in New York. Prior to joining Lazard Freres in 1991, Mr. Legorreta was employed by the Lazard Houses in Paris, which he joined in 1988. Mr. Legorreta earned a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City, Mexico, in 1985. Mr. Legorreta is a citizen of Mexico.

         DAVID MADDEN, 36 years old, has been a Managing Member of PPLLC since February 1997. Mr. Madden was most recently President, Chief Executive Officer and Director of Selectide Corporation. Mr. Madden was employed by Selectide from 1992 until the sale of the company to Marion Merrell Dow in 1995. Prior to joining Selectide, Mr. Madden was a Vice President of PaineWebber Development Corporation, which he joined in 1987 as an Associate. Mr. Madden received a B.S.E.E. degree, MAGNA CUM LAUDE, from Union College in Schenectady, NY in 1984 and an M.B.A. from Columbia University in New York, NY in 1986.

         RORY RIGGS, 45 years old, is a Managing Member of PPLLC. He currently serves as President and Director of Biomatrix Corporation, which he joined in 1996. Prior to joining Biomatrix Corporation, Mr. Riggs was interim President and Chief Executive Officer of the RF&P Corporation from 1991 through 1995. Mr. Riggs received a B.A. in Economics and Mathematics from Middlebury College in Middlebury, VT and an M.B.A. from Columbia University in New York, NY.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Purchaser, at one of the addresses set forth below:

             THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

                               MACKENZIE PARTNERS

   BY TELEPHONE:                   BY MAIL:                 BY FACSIMILE:
   (800) 322-2885 (toll-free)      156 Fifth Avenue         (212) 929-0308
   (212) 929-5500 (call collect)   New York, NY 10010


                       THE PAYING AGENT FOR THE OFFER IS:

                       IBJ WHITEHALL BANK & TRUST COMPANY

   BY TELEPHONE:                   BY MAIL:                 BY FACSIMILE:
   (212) 858-2103                  One State Street         (212) 858-2611
                                   New York, NY 10004


               THE REGISTRAR AND TRANSFER AGENT FOR THE UNITS IS:

                      MMS ESCROW AND TRANSFER AGENCY, INC.

   BY TELEPHONE:                   BY MAIL:                 BY FACSIMILE:
   (248) 614-4500                  1845 Maxwell St.         (248) 614-4536
                                   Troy, MI 48084


                                THE PURCHASER IS:

                              PHARMAINVEST, L.L.C.



  BY TELEPHONE:             BY MAIL:                            BY FACSIMILE:
  (800) 600-1450            70 East 55th Street, 23rd Floor     (212) 751-9324
  (212) 751-9300            New York, NY  10022                 (212) 759-9157

                            BY E-MAIL:
                            Bio@pharma-partners.com

Questions and requests for assistance may be directed to the Information Agent or Purchaser. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Purchaser and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.